CHINA INFORMATION TECHNOLOGY, INC.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
 Tel: (+86) 755 8370 8333

November 10, 2011

By EDGAR Transmission

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Information Technology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 8, 2011
Forms 10-Q for Quarterly Periods Ended March 31, 2011 and June 30, 2011
Filed May 10, 2011 and August 9, 2011
File No. 001-34076

Dear Mr. Gilmore:

We hereby submit the responses of China Information Technology, Inc. (the “Company”), to the comments of the staff of the Securities and Exchange Commission set forth in the Staff’s letter, dated October 20, 2011, providing the Staff’s comments with respect to the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”), quarterly report on Form 10-Q for the quarterly period ended March 31, 2011 (the “First Quarter Form 10-Q”), and quarterly report on Form 10-Q for the quarterly period ended June 30, 2011 (“Second Quarter Form 10-Q”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’ s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 40

1.	In your response to prior comment 1 you indicate that the company relies on short-term bank borrowings to finance its working capital and that historically the company has been able to renew or replace the short-term loans upon maturity. Please tell us and in future filings discuss the extent to which the company has needed to rely on bank borrowings to fund working capital and address any increases or decreases in the degree of reliance on such funding. Please refer to Item 303(a)(1) of Regulation S-K, Codified FRR 501.03 and Section IV of SEC Release 33-8350.

Division of Corporation Finance
November 10, 2011

Response: As at December 31, 2009 and 2010, the balances of short-term bank loans were $15.93 million and $35.33 million, respectively, and representing approximately 32% and 60% respectively, of the working capital.

The increase of reliance on bank borrowings to fund working capital in 2010 was mainly due to the Company’s efforts to increase display technology sales since the acquisition of the subsidiary, Huipu Electronics (Shenzhen) Co., Ltd, during the fourth quarter of 2009. As manufacturing business requires more working capital than the Company’s traditional business of software technology and system integration technology the Company needed to borrow more bank loans to fund working capital needs.

As of September 30, 2011, the balance of short term bank loans was $35.6 million representing approximately 52% of working capital. The decrease in reliance on bank borrowings to fund working capital reflects management’s effort to reduce the Company’s reliance on bank borrowings.

We also intend to describe in future filings the extent to which we have needed to rely on bank borrowings to fund working capital and address any increases or decreases in the degree of reliance on such funding.

2.	In your response to prior comment 1 you indicate that as of date of filing of the Form 10-K, the company believed that it had sufficient resources to meet the company’s “near-term” cash requirements. Please clarify the time period you are referring to as near-term. In light of the company’s reliance on bank borrowings, tell us how you considered disclosing that you believe the company has sufficient liquidity and capital resources to support the company’s short-term working capital needs.

Response: The term “near-term” means “short-term”, or generally twelve months from the date of filing.

As we stated in our response to prior comment 1, historically, we have been able to renew or replace our short-term loans upon maturity. Moreover, our loans mature at different times of the year. Historically, we have no experience of inability to repay short-term bank loans.

Due to the Chinese government’s implementation of monetary tightening policies, the number of turnover days of accounts receivables of government customers has increased since the second quarter of 2011. However, during the current fiscal year, revenue from our display technology (“DT”) segment increased quarter-to-quarter. Our DT customers are typically non-government sectors. The number of turnover days of accounts receivables of DT segment customers was lower than information technology (“IT”) customers, which are generally government customers.

Division of Corporation Finance
November 10, 2011

As a result, the number of turnover days of accounts receivables decreased to 330 days for the three months ended September 2011 from 339 days for the three months ended June 30, 2011. In addition, the following table indicates the downward trend of revenue contribution of our information technology (“IT”) segment and upward trend of revenue contribution DT segment to our revenue during the three months ended September 30, 2011, June 30, 2011 and March 31, 2011 of the current year:

	Three months ended (All amounts in U.S. dollars, except percentages)
	September 30, 2011		June 30, 2011		March 31, 2011
		% of		% of		% of
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue
IT segment	15,766,275	55.39%	16,795,401	60.22%	18,978,749	70.43%
DT segment	12,696,296	44.61%	11,092,378	39.78%	7,969,999	29.57%
Total	28,462,571		27,887,779		26,948,748

As a result of management’s effort to decrease the reliance on short-term loans to finance its working capital and to increase the contribution of our DT segment to total revenue, the percentage of working capital financed by short-term loans has decreased from 64% as of June 30, 2011 to 53% as of September 30, 2011. Moreover, the cash flows provided by operation activities also increased from $1.9 million for the six months ended June 30, 2011 to $7.22 million for the nine months ended September 30, 2011. Considering all of above reasons, we believed that we had sufficient liquidity and capital resources to support the Company’s short-term working capital requirements.

3.	In your response to prior comment 3 you indicate that as the increase in the company’s customer base and sales were primarily a result of an increase in non-public sector customers, the risk of recoverability increased compared with previous years. Considering the increased risk of recoverability and the increased level of the allowance for doubtful accounts, please discuss this trend and uncertainty in future filings. Refer to Item 303 of Regulation S-K, Codified FRR 501.02, Section III.C of SEC Release 33-6835 and Section IV of SEC Release 33-8350 for further guidance.

Response: We intend to ensure that future filings include a discussion of the trend and uncertainty referenced in the Staff’s comment.

4.	We note your aging analysis of accounts receivable provided in response to prior comment 4. Please provide us with an aging analysis of only billed accounts receivable as of December 31, 2009, December 31, 2010, and September 30, 2011. In your analysis, delineate the aging categories that are considered to be in past due status based on the initial billing invoice terms. In addition, quantify the amount of the allowance for doubtful accounts related to each aging category.

Response: The following table presents the list of aging billed accounts receivable as of September 30, 2011, December 31, 2010, and December 31, 2009. The aging list was prepared according to the revenue recognition date recorded in our financial information system. The amount of the allowance for doubtful accounts related to each aging category is presented in each column entitled “Provision.” All amounts are in U.S. dollars.

Division of Corporation Finance
November 10, 2011

	September 30, 2011			December 31, 2010			December 31, 2009
Aging	Balance	Provision	Net balance	Balance	Provision	Net balance	Balance	Provision	Net balance
1-3 months	4,490,652	-	4,490,652	15,967,005	-	15,967,005	7,546,097	-	7,546,097
4-6 months	2,132,949	-	2,132,949	6,478,014	-	6,478,014	3,635,194	-	3,635,194
6-12 months	4,919,495	15,621	4,903,874	8,361,341	640,292	7,721,049	9,579,687	886,396	8,693,291
1-2 years	14,526,970	4,589,473	9,937,497	4,463,265	3,456,734	1,006,531	5,077,175	1,446,243	3,630,932
over 2 years	2,086,422	2,086,422	-	1,975,619	1,975,619	-	1,238,417	836,896	401,521
Total	28,156,488	6,691,516	21,464,972	37,245,244	6,072,645	31,172,599	27,076,570	3,169,535	23,907,035

All accounts receivables with aging over 2 years with non-government customers were fully provided. We do not categorically consider other aging categories to be past due. Please refer to our response to comment 6 below for a description of our policies and practices with respect to accounts receivable.

5.	In your response to prior comment 4 you indicate that the increase in the number of public-company customers has resulted in an increase in your accounts receivable aging. Please tell us the approximate percentage or amount of receivables for each aging category that represents receivables attributable to private sector customers.

Response: The following table indicates the approximate percentages of government customer and non-government customer portions of the total accounts receivables in each aging period:

	September 30, 2011		December 31, 2010		December 31, 2009
Aging	Gov.	Non-Gov.	Gov.	Non-Gov.	Gov.	Non-Gov.
1-3 months	52%	48%	61%	39%	75%	25%
4-6 months	75%	25%	94%	6%	56%	44%
6-12 months	84%	16%	89%	11%	34%	66%
1-2 years	94%	6%	70%	30%	21%	79%
over 2 years	15%	85%	21%	79%	29%	71%
Total	82%	18%	77%	23%	57%	43%

In our experience, the number of turnover days of accounts receivable of government customers has been higher than for non-government customers, and historically, the revenue of government customers accounted for more than half of our total revenue. Therefore, the percentage of accounts receivable balances attributable to government customers has been in an upward trend. The reasons are mainly as follows: a) the credit risk of government customers is much lower than non-government customers, and generally the credit period granted to government customer is much longer; b) generally, government projects take a longer time to be completed due to their project size; c) the amount of time for payment to be received from government customers is typically significantly longer than for non-government customers due to government customers’ more extensive internal approval policies; d) our government customers slowed down payments since the second quarter of 2011 due to the implementation of monetary tightening policies of the Chinese government.

Division of Corporation Finance
November 10, 2011

6.	In your response to prior comment 4 you indicate that you have determined that the fluctuation in the aging of accounts receivable has not constituted a material trend or uncertainty. In light of the significant amount of receivables that are older than one year, to provide investors which a greater understanding of your revenues cash conversion cycle and the related risks and uncertainties, in future filings please quantify the amount of billed receivables that are past due more than a year as of each period end and disclose the weighted average time such receivables have been past due based on the initial billing invoice terms. In an enhanced discussion and analysis, describe the nature of the customers for receivables that have been past due for longer than one year, the extent to which you have continuing sales relationships with such customers, your experience with entering into longer-term payment plans with such customers, and your historical collection experience with these types of customers that supports your assertion, as applicable, that collection of these receivables is reasonably assured. To the extent that you do not believe collection is reasonably assured, quantify the amount of associated allowance for doubtful accounts. Please provide us with an example of your proposed future disclosure using your financial information as of June 30, 2011. Refer to Item 303 of Regulation S-K, Codified FRR 501.02, Section III.C of SEC Release 33-6835 and Section IV of SEC Release 33-8350 for further guidance.

Response: The following is our proposed future disclosure using our financial information as of September 30, 2011:

Our customers have historically been primarily public sector entities that use our products and services to improve the service quality and management level and efficiency of public security, traffic control, fire control, medical rescue, border control, surveying, mapping, and healthcare management. Over the past several years, especially during 2011 and 2010, we diversified our customer base beyond our historical geographic reach and expanded our market and product offerings in the public and private sectors, through geographic expansion and enhancement of our technical capabilities. Along with our expansion in the market, our customer base of accounts receivable increased from 234 as of December 31, 2009, to 289 as of December 31, 2010, and to 350 as of September 30, 2011.

Due to the Chinese government’s implementation of monetary tightening policies since the second quarter of 2011, government customers have slowed their payment of our accounts receivables. Historically, government customers generated over half of our revenues. As a result, the percentage of total accounts receivable attributable to government customers increased to 82% as of September 30, 2011 from 77% as of December 31, 2010.

As the increase in our customer base and sales were primarily a result of an increase in non-public sector customers, the risk of recoverability increased compared with previous periods. Additionally, although we have had no significant experience of failure of collection of accounts receivables by government customers, the recent slowdown in payments described above has caused us to view these customers’ risk of recoverability as having increased. In this regard, we further noted that turnover days of accounts receivables increased. The accounts receivables that were outstanding for longer than one year accounted for 41% of total accounts receivable as of September 30, 2011 and 6% as of December 31, 2010, and government customers accounted for 91% of all receivables outstanding for longer than 1 year as of September 30, 2011 compared to 57% as of December 31, 2010.

Division of Corporation Finance
November 10, 2011

We generally do not consider receivables from government customers to be past due at any particular point in time primarily for the following reasons: PRC government entities are very safe customers in that they are generally well-established and able to access credit more easily than private-sector customers. We have generally had good collection histories with these customers. The recent credit tightening policies has affected government customers relatively equally, and we therefore believe that the resulting slowdown in payments from such customers is outside their immediate control. We also view government customers as important to our business. As a result, we have continued sales relationships with most PRC government customers and extended flexible repayment terms to them, including with respect to those that have slowed payments to us.

With respect to private-sector customers, we generally provide for a payment period of 90 days. Typically we are willing to extend the payment period to up to 120 days. For payment extensions beyond this time, we typically evaluate private-sector customers based on the criteria described in Note 2(d) of the financial statements contained in this report. Due to their differing credit histories and period of operations, as described above, we consider the risk of recoverability for these customers to be higher than public-sector customers. However, we have generally been willing to continue the sales relationship with these customers and allow for additional time for them to make payments upon receipt of assurances that payment will be received as soon as practicable, in light of our aim to diversify our customer base and expand our market penetration. All accounts receivables with aging over 2 years with non-government customers were fully provided.

Management performs ongoing credit evaluations, and the Company maintains an allowance for potential credit losses based upon its loss history and its aging analysis. The Company estimated that the amount of probable credit losses in existing accounts receivable was equal to the allowance for doubtful accounts of $6.69 million at September 30, 2011 and $6.07 million at December 31, 2010. The following table describes the movement of allowance for doubtful accounts during the nine months ended September 30, 2011:

Balance at January 1, 2011	$6,072,644
Increase in allowance for doubtful accounts	3,137,251
Amounts recovered during current period	(2,205,330)
Reversal of allowance for doubtful accounts	(511,631)
Foreign exchange difference	198,582
Balance at September 30, 2011	$6,691,516

Division of Corporation Finance
November 10, 2011

7.

We note your response to prior comment 9 that you believe that considering the guidance of ASC 480, the conditionally mandatorily redeemable common stock should be classified as equity. As the conditional redemption is outside the control of the company, please tell us how you considered the guidance in Codified FRR 211.

Response: Upon further review, we advise the Staff that the January 2007 private placement agreement, as amended, provided that the two original investors who purchased shares of common stock in that private placement were the only recipients of the mandatory redemption rights. The rights did not extend to subsequent purchasers of shares of the Company’s common stock from the two original investors. We further advise and clarify to the Staff that the two original investors had disposed of their entire shareholdings by March 31, 2011. The Company therefore had no shares outstanding which were subject to the redemption provision referenced by the Staff as of March 31, 2011. Moreover, we have determined that any impact on the Company from such shareholdings and related redemption provisions would not have been material. We therefore determined that the guidance referenced by the Staff did not require additional disclosure.

8.

As previously requested in prior comment 9, please tell us how you considered disclosure of the terms that provide for mandatory redemption of these equity securities upon certain conditions in your Note 15 “Equity” financial statement footnote. Refer to ASC 505-10-50.

Response: We determined that such disclosure was not necessary in light of our response to comment 7 above.

Critical Accounting Policies
Goodwill, page 43

9.

We note your response to prior comment 11 that as of December 31, 2010, the date of the most recent step-one test for goodwill impairment, the estimated fair value of the reporting units exceeded the carrying value by over 15%. We believe that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. In light of the significance of the company’s goodwill balance, to provide information for investors to assess the probability of a future material impairment charge, in future filings please provide the following disclosures for each reporting unit that is at risk of failing step one:

Percentage by which fair value exceeded carrying value as of the date of the most recent test;

Amount of goodwill allocated to the reporting unit;

Description of the methods and key assumptions used and how the key assumptions were determined;

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Division of Corporation Finance
November 10, 2011

Provide us with your proposed future disclosure using the financial information as of the most recent step one impairment testing. If you believe that none of the reporting units were at risk of failing step one as of the most recent testing, please provide us with your analysis supporting your conclusion that the fair value of each reporting unit is substantially in excess of carrying value. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response: The following is our proposed future disclosure using our financial information as of September 30, 2011:

In accordance with FASB ASC topic 350, we reviewed goodwill impairment annually or more frequently if an event occurs or circumstances change that would reduce the fair value below its carrying value. Due to the Chinese government’s implementation of monetary tightening policy, our revenue decreased significantly, especially software technology sales during the three months ended September 30, 2011. Although we do not consider the slowdown of our growth gives rise to a significant adverse change in our business, to be prudent, we performed the goodwill impairment test for the nine-month period ended September 30, 2011.

We used the Discounted Cash Flow Method to estimate the fair value of goodwill. Determining the fair value of a reporting unit involved the use of significant estimates and assumptions, such as revenue growth rate, gross profit rate, and discount rate. The average net income increase rate used in the cash flow models approximately ranged from 5% to 9% depending on the reporting unit over the initial five-year forecast period. The discount rate used in the cash flow models was approximately 12%, which was calculated by weighted average cost of capital.

Based on the above calculation of our cash flow models, the test results indicated that all of the fair value of each reporting units exceeding their carrying values. The percentage of the excess of DT segment and IT segment was 14% and 50%, respectively. We believed that the reporting unit for DT segment which the fair value exceeded carrying value by only approximately 14% is at risk of failing step one of the goodwill impairment test in the future. The Company put more effort in developing the display technology business, and the contribution from DT segment has been increased during the current period. Though the management has the confidence in the developing of our DT segment in the future, we intend to closely monitor any event or change in circumstances that could negatively affect the key assumptions relating to this reporting unit.

Our valuation techniques could yield variable results based on changes in assumptions such as the discount rate and net income increase rate. We performed a sensitivity analysis that indicated that the discount rate ranged from 11% to 14%, the net income increase rate ranged from 4% to 8%, the fair value of each reporting unit still exceeded the carrying value, and that no goodwill impairment was required.

Goodwill by segment as of September 30, 2011 and December 31, 2010 was as follows:

Division of Corporation Finance
November 10, 2011

Goodwill	September 30, 2011	December 31, 2010
IT Segment	$26,816,149	25,941,242
DT Segment	26,841,420	25,977,033
Total	$53,657,569	$51,918,275

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation shall be treated as assets and liabilities of the foreign operation. Thus they shall be expressed in the functional currency of the foreign operation and shall be translated at the closing rate. As our acquired subsidiaries’ functional currency is RMB, goodwill arising on these acquisitions is denominated in RMB. As our presentation currency is USD, the change of goodwill balance represents the foreign exchange difference between each period or year end.

Revenue Recognition, page 43

7.

We note your response to prior comment 9 that you believe that considering the guidance of ASC 480, the conditionally mandatorily redeemable common stock should be classified as equity. As the conditional redemption is outside the control of the company, please tell us how you considered the guidance in Codified FRR 211.

10. In your response to prior comment 12 your indication that you “may” cease further sales to delinquent customers and that there is no fixed point at which you would conclude that collection is not reasonably assured does not provide a reader with sufficient insight into the company’s considerations, policies, or practices. In light of the significant increase in the allowance for doubtful accounts, the increase in private sector customers, and the significant amount of receivables that are older than one year, in future filings please disclose your policy and typical practices with respect to providing concessions and discontinuing sales or revenue recognition for customers who are delinquent in repaying existing receivables. Describe the types of facts, circumstances, and considerations in reaching a conclusion to discontinue sales or revenue recognition for delinquent customers, including the point at which you may consider that collection of an account is not reasonably assured. Please provide us with an example of your proposed future disclosure.

Response: The following is our proposed future disclosure:

The Company evaluates the creditworthiness of each customer before accepting them and continuously monitors their recoverability. If there are any indicators that the customer may not make payment, then we may consider making provision for impairment for that particular customer. At the same time, we may cease further sales or services to such customer. The following are some of the factors that we will consider in determining whether to discontinue sales or revenue recognition:

  the customer fails to comply with its payment schedule;

  the customer is in serious financial difficulty;

  a significant dispute with the customer has occurred regarding job progress or other matters;

  the customer breaches any of the contractual obligations;

Division of Corporation Finance
November 10, 2011

  the customer appears to be financially distressed difficulties due to economic or legal factors;

  the business between the customer and the Company is not active; and

  other objective evidences which indicate the impairment of the accounts receivables.

We will consider the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

  the customer’s past payment history;

  the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;

  macroeconomic conditions that may affect a customer’s ability to pay;

  and the relative importance of the customer relationship to our business.

Income Taxes, page 44

11.

In your response to prior comment 13 you indicate that if the PRC tax authorities determine that your U.S. holding company is a “resident enterprise” for PRC enterprise income tax purposes, you may be subject to an enterprise income tax rate of 25% on your worldwide taxable income. Please explain to us how the holding company’s worldwide taxable income would be determined.

Response: The Company’s worldwide taxable income would be determined with reference to the income derived by the Company, which consists only of dividend or other payments from its subsidiaries.

12.

In your response to prior comment 13 you indicate that the April 22, 2009 Notice issued by the PRC State Administration of Taxation (the “Notice”) stated that it applies to “an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group” and it did not specify whether it is applicable to an offshore enterprise incorporated by a Chinese natural person as in your case. Please clarify for us how the company is an offshore enterprise incorporated by a Chinese natural person. Clarify how the company is not an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group.

Response: As disclosed in the Form 10-K, China Information Technology Holdings Limited (“CITH”), a British Virgin Islands (“BVI”) company, is the Company’s direct, wholly-owned subsidiary and is the offshore holding company for all of the Company’s other subsidiaries. CITH was incorporated by a natural person and is solely owned by the Company, a U.S. corporation. This entity is the entity referenced by the statement in our response to the Staff’s prior comment 13 regarding the uncertain application of the Notice (as defined in the Staff’s comment above) in the case of an offshore enterprise incorporated by a Chinese natural person as in our case. To the extent that it was not clear in our prior response, the Company was not incorporated by either a Chinese natural person or a Chinese enterprise or group and therefore is subject to an equivalent uncertainty with respect to the application of the Notice.

Division of Corporation Finance
November 10, 2011

The Company believes that it is not an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group because it has no knowledge that any person who could be described as a “Chinese enterprise or group” has control over it.

13.

In your response to prior comment 13 you indicate that you may be deemed to be a resident enterprise by PRC tax authorities; however, you do not actually indicate management’s assumption. Please tell us whether you believe that the company is likely to be deemed to be a resident enterprise and the implications of this assumption.

Response: We respectfully advise the Staff that management has not adopted an assumption with respect to whether the Company is likely to be deemed to be a “resident enterprise” under the Enterprise Income Tax (“EIT”) law of the People’s Republic of China (the “PRC”). As indicated in our response to prior comment 13, there is some uncertainty as to whether this designation would apply to the Company, and this designation is not expected to have a material effect on our financial condition or results of operation. As we had indicated in our response to prior comment 13, the EIT would not apply to the Company if were not considered a “resident enterprise”, but even if the Company were considered a “resident enterprise” and therefore become subject to the EIT, this status would likely have an immaterial impact on our financial condition and results of operation for the reasons stated in our response to the Staff’s comment 14 below.

14.

In your response to prior comment 13 you indicate that even if you were considered a “resident enterprise” such status would likely have an immaterial impact on your financial condition and results of operation. Please explain to us your basis for concluding that the potential financial statement impact would not he material.

Response: The only source of income to the Company is dividends or other payments from subsidiaries. The Company’s costs are limited to certain administrative expenses related to its functioning as a public company. These expenses were approximately $4.68 million and $0.73 million during the fiscal years ended December 31, 2010 and 2009, representing approximately only 2.86% and 0.72% of total revenue, respectively. As stated in our response to prior comment 13, the maximum withholding tax rate that could be applied to a dividend from CITH is a 25% income tax and a 10% withholding tax, or an effective maximum overall tax rate of 35%. Moreover, the Company has not declared dividends and does not anticipate declaring dividends in the foreseeable future for the reasons disclosed in the Form 10-K.

As a result, dividend and other payments to the Company from its subsidiaries have been minimal and only to the extent required to pay its administrative expenses, and this trend is expected to continue for the foreseeable future. As a result, any potential PRC tax that could apply to dividends to the Company in the event that it were considered a “resident enterprise” has not been considered material, and any potential PRC tax that could apply to the Company in the event that it were considered a “resident enterprise” due to dividends to the Company’s shareholders has not been incurred and is not expected to be incurred in the foreseeable future. Therefore, the Company believes that its “resident enterprise” status has not had any tax impact on its financial condition or results of operation and does not expect it to do so.

Division of Corporation Finance
November 10, 2011

The foregoing analysis forms the basis for the conclusion referenced in the Staff’s comment.

Consolidated Financial Statements

Note 3. Variable Interest Entity, page F-22

15.

In your response to prior comment 8 when explaining that iASPEC is generally subject to the risk of claims of violations under PRC laws or regulations, you indicate that the basis for any such claims “may not necessarily” relate to the legality of the general structure under which the company control’s the operations of iASPEC. In response to prior comment 17 you state that you do not believe that the contractual arrangements that establish the structure for operating iASPEC are in violation of any PRC laws or regulations. Please confirm, if true, that you are not aware of any PRC laws or regulations that the ownership structure and contractual arrangements establishing the structure for operating iASPEC could be determined to be in violation of. If there are any such laws or regulations under which the legality of the structure or agreements could be called into question, please describe them for us and in future filings risk factor disclosure. In your response, please also address your consideration of possible uncertainties in the interpretations and implementation of the security review regulations issued by the Ministry of Commerce that are effective September 1, 2011.

Response: We are not aware of any PRC laws or regulations that the ownership structure and contractual arrangements establishing the structure for operating iASPEC Software Co., Ltd. (“iASPEC”) could be determined to be in violation of. The Company has also considered the PRC Regulation of the Ministry of Commerce on Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Regulation”), which came into effect on September 1, 2011. Based on our review, the Regulation does not affect our conclusion because it expressly applies to pending transactions only, not transactions that had already been consummated prior to its promulgation as in our case.

16.

We note your response to prior comment 18 that the restricted assets of iASPEC include its general reserve restrictions under PRC law and the restrictions imposed by the restructuring agreement. Please describe for us and in future filings the restrictions imposed by the restructuring agreement. Refer to ASC 810-10-50-2AA.

Division of Corporation Finance
November 10, 2011

Response: As the Company disclosed in its Current Report on Form 8-K filed with the Commission on December 17, 2009 and its cross-reference to Current Report on Form 8-K filed with the Commission on August 6, 2007, under the Amended and Restated Management Service Agreement, dated as of December 13, 2009, by and among Information Security Technology (China) Company, Ltd. (“IST”), iASPEC and Mr. Jiang Huai Lin (the “Restructuring Agreement”), iASPEC agreed that IST will be entitled to receive ninety five percent (95%) of the net received profit of iASPEC during the term of the Agreement, to be calculated as follows: accrued accounts receivable plus net turnover (revenue), minus cost of sales, minus operating expenses, and minus accrued but not collected accounts receivable, but only if the result is a positive number. iASPEC is obligated to calculate and pay the net received profit due to IST no later than the last day of the first month following the end of each fiscal quarter. As a result, iASPEC’s assets are restricted to the extent that they must be paid to IST under the Restructuring Agreement. In addition, iASPEC also granted IST an exclusive, royalty-free, transferable, worldwide, license (with the right to sublicense) to use and install for a ten-year term, certain iASPEC software, along with copies of source and object code relating to such software, in any manner permitted by applicable laws. The license to IST also includes exclusive derivative works rights. In addition, IST has licensed back to iASPEC a royalty-free, limited, non-exclusive license to the Software, without right of sub-license, for the sole purpose of permitting iASPEC to carry out its business as presently conducted. In addition, during the term of the restructuring agreement, certain material actions with respect to iASPEC will require the affirmative vote of the majority of the Board of Directors of the Company, including the affirmative vote of at least one member of which who is not employed by IST, iASPEC, or any affiliate of either of them. Such material actions include: (a) the nomination, appointment, election or replacement of any members of any Board of Directors of iASPEC (who must be a citizen of the PRC); (b) the approval of any profit distribution plan and loss compensation plan; (c) any merger, division, change of corporate form, dissolution or liquidation of iASPEC; (d) any loan or advance or other payments or transfers of funds from IST to iASPEC; (e) any declaration of any dividend or any distribution of profits by iASPEC; (f) the formation or disposition of any subsidiary by iASPEC, or the acquisition or disposition of any equity interest or other interest in any other entity by iASPEC; (g) any corporate borrowing or lending by iASPEC except for routine extension of terms to trade creditors; (h) the encumbrance of any of the assets of iASPEC under any lien, except in the ordinary course of business; (i) any change in the methods of accounting or accounting practices of iASPEC; (j) any change in the scope of business of iASPEC, or any decision to engage in any type of business other than those engaged in by iASPEC as of the date of the agreement or (k) any agreement to do any of the foregoing. We will ensure that future filings also disclose the foregoing information.

Note 13. Reserve and Distribution of Profit, page F-35

17.

We note your calculation of restricted net assets as of December 31, 2010 provided in response to prior comment 19. Please tell us how you considered the restriction that dividends may only be paid out of accumulated profits as determined in accordance with PRC accounting standards and regulations as disclosed on page 17 in your determination of restricted net assets. In your response, explain why all of additional paid in capital is not considered restricted. Refer to Rule 4-08(e)(3) of Regulation S-X and SAB Topic 6.K.2.

Response: Our understanding of Rule 4-08(e)(3) of Regulation S-X and SAB Topic 6.K.2 is that only assets that have significant third party restrictions on transfer by subsidiaries to the parent company will be considered as restricted assets. As advised by our PRC legal counsel, Zhongquan Law Firm of Guangdong, only the subsidiaries’ statutory reserves are restricted from transfer to the parent company, any additional paid in capital can be distributed by way of reduction of capital, and such legal counsel is not aware of any PRC laws or regulations that prohibit the Company in doing so. Therefore in our calculation of the restricted net assets we had only included the statutory reserves and minimum net assets imposed by the restrictive covenant of our loan agreement as disclosed in the calculation we disclosed to you in our response to your prior comment 19.

Division of Corporation Finance
November 10, 2011

Item 9.A Controls and Procedures, page 47

18.

We have reviewed your responses to prior comments 21 and 22 regarding the accounting background of the individuals that prepare the company’s U.S. GAAP financial statements. However, the background information provided in your response does not provide a clear description of their previous experience with the application of U.S. GAAP and preparation of U.S. GAAP financial statements. In this regard, for your financial controller, financial manager and chief financial officer please provide us with more insight into their previous job responsibilities, including a better description of the U.S. GAAP-related accounting and audit work performed at their previous employers. Additionally, please describe in further detail the nature and extent of U.S. GAAP training courses taken by each individual identified, including the frequency it is taken. Please provide this information for both your former and your current interim chief financial officer.

Response: Our former chief financial officer, who joined the Company in this position on August 17, 2009 and left the Company on May 30, 2011, is a seasoned executive with more than 10 years of experience in corporate finance and investment management in the U.S. market. Prior to joining the Company, she was in charge of China investments for JLF Asset Management from May 2007 until May 2008, which was ranked by Barron's magazine among the world's top 30 hedge funds in early 2008. Prior to joining JLF Asset Management, she served as Chief Financial Officer of Diguang International Development Company, Ltd. (OTCBB: DGNG) from January 2006 until March 2007. In both this position and in her position as former chief financial officer of the Company, one of her primary responsibilities was to effectively communicate with, and manage the collection, review and delivery of all necessary information and materials to, external auditors.  Earlier in her career, she was a portfolio manager at Sand Hill Advisors in Palo Alto, California from July 2004 until December 2005, and an investment officer at Northern Trust Bank in San Francisco from July 2000 until July 2004. She began her career at Bank of America in the corporate finance division in August 1996 and worked there until July 1998, she received her bachelor's degree in economics from Shanghai International Studies University and obtained her MBA (with a concentration in finance) from Arizona State University. She is also a Chartered Financial Analyst (CFA). She therefore had substantial experience in U.S. GAAP-related accounting work. Moreover, the former chief financial officer closely oversaw all internal accounting functions of the Company during her term of office for the Company’s fiscal years ended 2009 and 2010, ensured that the Company’s financial statements complied with all requirements of U.S. GAAP, and assisted in training the Company’s current internal financial and accounting staff.

Our interim chief financial officer, who joined the Company in April 2005, has been the Company’s chief operating officer since November 2009. He has also served as a member of the Company’s Board of Directors since September 1, 2008. As a result, he has a great degree of knowledge regarding the operations of the Company. On August 5, 2011, the Board of Directors of the Company resolved to approve his appointment as the Company’s interim chief financial officer effective as of August 5, 2011. In this position, he has primarily overseen daily operation of capital management, the internal management of financial department and the strategy planning of financial department. He also holds a Bachelor’s degree in Mechanical and Electrical Engineering from Inner Mongolia University.

Division of Corporation Finance
November 10, 2011

Our financial controller prepares our financial statements. She is a member of the China Institute of Certified Public Accountants, holds a bachelor’s degree of Finance from Zhongnan University of Economics and Law. She joined the Company in 2009, prior to which she had worked with Ernst & Young’s Shenzhen Office for over five years. Our two financial managers have five years’ working experience in Deloitte & Touche’s Shenzhen office, and one member of the staff is a member of the China Institute of Certified Public Accountants.

Our internal audit manager evaluates the effectiveness of our internal controls. Our internal audit manager joined the Company in 2008 and has more than 10 years’ working experience as an external and internal auditor. Prior to joining the Company, she worked at Huawei Technologies Co, Ltd as an audit manager for half a year and at Kerry Oils & Grains (China) Co., Ltd as an audit supervisor for approximately 6 years. Kerry Oils & Grains (China) Co., Ltd was a subsidiary of Wilmar International Limited, Asia’s leading agribusiness group and one of the largest listed companies on the Singapore Exchange. Our internal audit manager holds a bachelor’s degree of economics from Jiangxi University of Finance and Economics and a MBA degree from Shanghai University of Finance and Economics. She is a member of China Institute of Certified Public Accountants and has been qualified as a Certified Information System Auditor and Certified Internal Auditor. Our audit supervisor, who has more than 8 years’ working experience, holds a bachelor degree of economics from Wuhan University, and she also has a Certified Internal Auditor qualification.

We require our financial controller and internal audit manager to attend ongoing training relating to U.S. GAAP, including trainings conducted by external organizations. For example, they recently attended, “An Accounting & Reporting Update for US Listed Companies”, organized by Center for Professional Education LNC on June 20-21, 2011. The speakers at the seminar were all partners from Big 4 accounting firms. In addition, our accounting staff have received regular updates of recent U.S. GAAP announcements and newsletters from our external auditor. Moreover, our accounting staff have attended regular seminars conducted by the Deloitte Hong Kong Office, such as “Quarterly US GAAP and SEC Reporting Updates” on April 12, 2011, October 15, 2010, June 30, 2010, March 30, 2010 and April 2, 2009 respectively. In addition, our former auditor, GHP Horwath, had provided tailor-made trainings to our company on specific U.S. GAAP updates in September 2009, and all key finance staff, including the chief financial officer, had attended this training course.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Consolidated Financial Statement
Note 14. Consolidated Segment Data, page 18

19.

In your response to prior comment 25 you indicate that the change in your reportable segments did not impact your goodwill impairment methodology as the reporting units are one level below the operating segments. We note that in your Form 10-K financial statement Note 5 you disclose goodwill by reportable segment. As your reportable segments changed during the quarter ended March 31, 2011, in your next Form 10-Q please disclose the changes in the allocation of goodwill among your reportable segments. Provide us with an example of this future proposed disclosure using your June 30, 2011 financial information. Refer to ASC 350-20-50-1.

Division of Corporation Finance
November 10, 2011

Response: Please refer to our response to comment 9 above for our proposed future disclosure.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Comparison of Three Months Ended June 30, 2011 and June 30, 2010

Revenues, page 25

20.

We note your response to prior comment 27 that you determined that the slow down of sales during the quarter did not necessarily give rise to a significant adverse change in your business. Considering the large proportion of revenues that public sector customers comprise and the disclosed Chinese government monetary tightening policies, please explain to us your basis for this conclusion.

Response: As disclosed in our press release dated August 10, 2011, we faced an unexpected slowdown in our business in the second quarter of our fiscal year ended December 31, 2011 due to intensified monetary tightening policies implemented by the Chinese government in its attempt to curb rising inflation. In particular, the central government has slowed large investments in infrastructure projects in order to ease inflationary pressure on domestic commodities. As a result, our projects from government customers, which account for over half of our revenues, were affected. Still, despite the slowdown, we managed to win new contracts worth over $30 million during the second quarter of the fiscal year ended December 31, 2011. Moreover, although the government’s credit tightening policies were still being implemented during the third quarter of the fiscal year ended December 31, 2011, we won new contracts worth over $24 million during the period. As of September 30, 2011, our contract backlog was approximately $36.62 million. As of the date of this letter, most of our government contracts were merely slowed down but not cancelled. Once the government’s policy changes, we expect to continue to perform these government contracts in future years.

Our ability to secure new projects during this difficult period is an affirmation of our status as a preferred provider of IT and DT products and solutions for our customers. Demand for our core IT offerings, which includes software, hardware and fully integrated solutions for Geographic Information Systems (GIS), Digital Public Security Technologies (DPST) and Hospital Information Systems (HIS), came from a broad geographic mix of customers, and included work for the Shenzhen Traffic Police Bureau, the International Summer Universiade games held in August, and the Hong Kong-Shenzhen border e-Channel systems. Additionally, we continued to see significant growth in our DT segment, which includes products for GIS, DPST, HIS, education and media solutions, and consumer products. DT revenues contributed to roughly 45% of our total revenues in the third quarter of the fiscal year ended December 31, 2011, 40% of our total revenues in the second quarter of the fiscal year ended December 31, 2011, and 30% of total revenues in the first quarter of 2011 of the fiscal year ended December 31, 2011. We strongly believe there will be continuing opportunities for us in both business segments.

Division of Corporation Finance
November 10, 2011

The impact from the government’s continued attempts to tighten monetary policies is likely to carry on into the fourth quarter of the fiscal year ended December 31, 2011, and we expect this to affect our full year results. Despite the challenges of the current business environment, we believe our new business initiatives will help us offset some of the pressure and weather this difficult period. We are confident in our ability to overcome these new challenges by remaining focused on our business and executing our strategy.

The foregoing formed the basis for our conclusion.

21.

In your response to prior comment 27 you also indicate that you concluded interim impairment testing was not necessary as the fair value of the reporting units as of December 31, 2010 exceeded carrying value by at least 15%. Considering that a 15% margin of fair value over carrying value could potentially be viewed as a relatively narrow margin, please tell us how you considered that the significant drop in sales for the quarter, which management has indicated could continue through the end of the year, would not have a significant adverse affect on the estimated fair value of the reporting units. In making this conclusion, explain how you considered the potential impact on the reporting units’ cash flows and revenues compared to projected results as of the most recent step one goodwill impairment testing.

Response: In accordance with the Staff’s comment, we have performed the interim goodwill impairment test with respect to the third fiscal quarter of 2011, and determined that no impairment was required as at September 30, 2011. Please refer to our response to comment 9 above for our detailed testing analysis results. In addition, please refer to our response to comment 20 above.

22.

We note that the company’s common share stock price and market capitalization has declined considerably subsequent to year end. Please tell us how, if at all, you monitor and consider the enterprise-level share price and market capitalization as potential indicators for declines in fair value of the reporting units.

Response: We monitor the Company’s common stock price and market capitalization on a regular basis as one of the potential indicators for possible declines in fair value of the reporting units. However, we also consider other potential indicators as well before we perform an interim impairment test on goodwill. Market capitalization was determined largely by the stock price of the Company. We believe short-term stock price movement alone may not be a good indicator of the fair value of the Company in the long-run, as short-term stock price will be affected by not just company-specific conditions, but also industry and market sentiment at a particular time, which might be different with the long-term potential and fair value of the Company. We consider the decline in stock price subsequent to December 2010 as largely driven by the negative news on some registrants with China operations and the resignation of our former chief financial officer during the period. Therefore, in determining whether an interim goodwill impairment test is required, we will consider more than just stock price and focus more on whether the business operations and future prospects of the business are significantly different from that at the time that we had performed our last annual impairment tests during the fourth quarter of 2010. If we consider that there are triggering events of possible impairment, we will perform the step 1 impairment test.

Division of Corporation Finance
November 10, 2011

Due to the Chinese government’s implementation of monetary tightening policies, our revenue decreased significantly, especially software technology sales during the three months ended September 30, 2011. Although we do not consider the slowdown of our growth gives rise to a significant adverse change in our business, to be prudent, we performed the goodwill impairment test for the nine-month period ended September 30, 2011 using the income approach. Please refer to our response to comment 9 above for details of our impairment test which was disclosed in the Form 10-Q for the quarterly period ended September 30, 2011.

Although the assumptions used in our income approach as detailed in our response for comment 9 above include estimates for future revenue growth, gross margins, operating costs, income tax rates, terminal value growth rates and the weighted average cost of capital (discount rate), we consider the income approach to be the most appropriate method in estimating the fair value of our reporting units under the first step of impairment analysis. To the best of our knowledge, there is no recent market transaction of comparable companies and so it is not feasible for us to adopt the market approach as suggested in the Staff’s comment.

23.

Considering the established nature of the company’s operations, please tell us how you considered use of a market approach in estimating the reporting units’ fair value to provide corroborative evidence in support of or to be used in conjunction with your income approach.

Response: Please refer to our response to comment 22 above.

Division of Corporation Finance
November 10, 2011

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 75583708333 or Woon-Wah Siu, Esq. at (86) 21-6137-7924 or Louis A. Bevilacqua, Esq. at (202) 663-8158, of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel.

Sincerely,

CHINA INFORMATION TECHNOLOGY, INC.

By: /s/ Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer